Exhibit 99.1

i-80 Gold Announces New High-Grade CRD Discoveries at Ruby Hill & Expands Ruby Deeps & Lowerjack Gold Horizons

Results Include 226.1 g/t Silver, 10.0 % Lead, 9.7 % Zinc and 0.5 g/t Gold over 8.4 m (CRD)
Also 11.6 g/t Au over 13.1 m (Lowerjack)

RENO, Nev., April 25, 2023 /CNW/ - i-80 GOLD CORP. (TSX: IAU) (NYSE: IAUX) ("i-80", or the "Company") is pleased to announce that drilling has discovered new lenses of high-grade poly-metallic carbonate replacement deposit type (CRD) and skarn mineralization along the Hilltop fault structure and continues to expand mineralization in the Hilltop Zones and at the Company's 100%-owned Ruby Hill Property ("Ruby Hill" or "the Property") located in Eureka County, Nevada.

Highlight results from initial 2023 drilling at Ruby Hill include:

•	iRH23-09:
•	3.4 g/t Au, 11.1 g/t Ag, & 6.7 % Zn & over 18.3 m (Lower Hilltop Zone)
•	9.9 g/t Au over 5.8 m (Ruby Deeps Zone)
•	9.2 % Zn & 0.1 % Cu over 3.1 m (Geddes Zone Discovery)
•	iRH23-10:
•	0.6 g/t Au, 165.6 g/t Ag, 6.7 % Zn & 6.6 % Pb over 13.4 m (East Hilltop CRD Discovery)
•	including 0.5 g/t Au, 226.1 g/t Ag, 9.7 % Zn & 10.0 % Pb over 8.4 m
•	3.2 g/t Au, 366.0 g/t Ag, 19.8 % Zn & 10.2 % Pb over 0.9 m
•	0.3 g/t Au, 63.0 g/t Ag, 13.9 % Zn, and 1.6 % Pb over 2.3 m
•	iRH22-69:
•	0.3 g/t Au, 25.3 g/t Ag, 5.8 % Zn & 0.3 % Pb over 10.7 m (Blackjack Skarn Zone)
•	0.5 g/t Au, 13.5 g/t Ag, & 8.2 % Zn, over 5.0 m
•	11.6 g/t Au over 13.1 m (Lowerjack Zone)
•	iRH22-71:
•	3.7 g/t Au, 116.7 g/t Ag, 7.1 % Zn & 3.5 % Pb over 4.7 m (Blackjack Skarn Zone)
•	449.0 g/t Ag, 7.0 % Zn & 16.4 % Pb over 1.4 m (Blackjack Skarn Zone)

Exploration drilling in 2022 discovered multiple zones of high-grade CRD and skarn mineralization along the newly identified Hilltop fault structure located on the south side of the Archimedes open pit with intercepts up to 515.3 g/t Ag, 28.9 % Pb, 10.5 % Zn & 0.9 g/t Au over 28.3 m. The 2023 drill program is focused on delineating the known zones and testing for the potential of additional mineralization along the Hilltop fault.  Early drilling has been successful in expanding mineralization in the Hilltop horizon over a strike length of 750 metres including the discovery of new lenses of high-grade mineralization in the East Hilltop area and also along strike to the west.

"Our 2023 drill program has picked up where we left off in 2022, expanding high-grade mineralization in several zones and resulting in multiple new discoveries.", stated Tyler Hill, Chief Geologist of i-80 Gold.  "These results confirm a substantial mineralized system that remains open for expansion making us optimistic of further discoveries as several of our priority targets remain to be tested."

CRD massive and semi-massive sulphide mineralization has been discovered in the East Hilltop target area between the Upper Hilltop Zone and the East Hilltop Skarn Zone (See Figures 1 & 2). The first hole to intersect this new zone of CRD mineralization, iRH23-10, returned multiple high-grade intercepts including 0.5 g/t Au, 226.1 g/t Ag, 9.7 % Zn and 10.0 % Pb over 8.4 m & 3.2 g/t Au, 366.0 g/t Ag, 19.8 % Zn and 10.2 % Pb over 0.9 m with full results provided in Table 1. Definition and expansion drilling is underway and the horizon remains open along strike and at depth.

Step-out drilling along the western extension of the Hilltop fault structure has resulted in the discovery of high-grade CRD and high-grade carlin-type gold mineralization with hole iRH22-09 intersecting multiple zones including 3.4 g/t Au, 11.0 g/t Ag, 6.8 % Zn over 18.3 m (Hilltop West), 9.9 g/t Au over 5.8 m (Ruby Deeps extension) and 9.2 % Zn over 3.0 m (Geddes CRD discovery). The Hilltop West intercept consists of a broad zone of CRD breccia proximal to the Holly fault and located approximately 250 m west of the Lower Hilltop Zone. High-grade gold mineralization occurs immediately below the breccia mineralization and is believed to represent the southern extension of the Ruby Deeps gold deposit located approximately 200 metres to the north. Ongoing drilling is now focused on testing the area between these two zones. The Geddes CRD discovery consists of high-grade massive sulphide mineralization located in the footwall of the Holly fault structure in area of no previous drilling. The Geddes CRD zone represents a new mineralized stratigraphic unit in the Geddes limestone that has seen only a handful of drillholes across the property.

Drilling is also focused on defining and expanding mineralization in the Upper, Lower and East Hilltop Zones.  Since the initial discovery of the Hilltop Zone in mid-2022, the Company has gained significant understanding of the controlling features of the CRD system with the identification of the northwest trending Hilltop fault structure.  High-grade mineralization occurs in both the hanging wall (north) and footwall (south) sides of the fault and is thickest where subsidiary north-south and northeast-southwest structures intersect the Hilltop fault (see Figure 1). Skarn mineralization develops along the Hilltop fault to the east towards the Graveyard Flats intrusive stock with new results confirming the potential for significant expansion.  Impressive mineralization continues to be intersected in recent holes with assays pending.

Figure 1 - Ruby Hill Surface Plan (CNW Group/i-80 Gold Corp)

Drilling is also being completed in the Blackjack Deposit to better define mineralization for an initial resource estimate that is expected to be released following the 2023 program. The Blackjack deposit is located immediately below the Archimedes pit and was discovered by Homestake and Barrick prior to the acquisition of the Property by i-80. High-grade skarn mineralization occurs proximal to the Graveyard Flats intrusive stock and is underlain by high-grade Carlin-type gold mineralization, the Lowerjack Zone. The ongoing initial drill program is confirming mineralization in both horizons with initial highlight results from the first two holes drill to test this part of the Property assaying up to 7.1 % Zn, 3.5 % Pb, 3.7 g/t Au and 116.7 g/t Ag in the Blackjack Zone and up to 11.6 g/t Au over 13.1 m in the Lowerjack Zone. Neither zone is included in the current mineral inventory at Ruby Hill.

The Company has five drills active at Ruby Hill, completing a large-scale surface drill program for both deposit delineation and exploration purposes. Further definition of the Upper Hilltop Zone will be completed once new drill pads are permitted and can be established.  In the interim period, the East Hilltop target area is one of the primary focal areas with significant mineralization being defined in an area with little to no previous drilling.

Table 1 - Highlight Assay Results from Ruby Hill

New 2023 Drill Results from Ruby Hill, true thickness estimated 70-90% on Hilltop Zones, unknown for other zones Several holes not included in table were previously released
Drillhole ID	Zone	Type	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)
iRH22-69	Blackjack	Core	478.2	488.9	10.7	0.3	25.3	0.3	5.8	-
And	Blackjack	Core	705.6	710.6	5.0	0.5	13.5	-	8.2	-
And	Lowerjack	Core	717.2	730.3	13.1	11.6	9.6	-	1.5	-
And	Blackjack	Core	766.0	769.0	3.0	8.4	-	-	-	-
iRH23-69A	Blackjack	Core	697.1	704.7	7.7	0.1	8.8	-	7.0	-
iRH22-71	Blackjack	Core	594.1	598.8	4.7	3.7	116.7	3.5	7.1	-
iRH22-71	Blackjack	Core	658.5	659.9	1.4	-	449.0	16.4	7.0	-
iRH22-74	Upper Hilltop	RC	147.8	150.9	3.0	0.6	187.0	8.2	0.2	-
iRH23-01	Upper Hilltop	RC	199.6	202.7	3.0	7.3	332.5	3.0	3.1	-
iRH23-02	East Hilltop	Core	326.4	331.3	4.9	-	-	-	6.4	-
iRH23-03	Upper Hilltop	RC	199.6	202.7	3.0	0.5	73.5	4.1	3.1	-
iRH23-04A	Deep MT (lost pre- collar before target)	RC	291.1	341.4	50.3	1.2	-	-	-	-
iRH23-05	East Hilltop (lost hole before target)	Core	261.5	263.0	1.5	-	-	-	5.9	-
iRH23-06	East Hilltop	Core	250.0	251.8	1.8	2.2	77.0	-	-	-
iRH23-07	Lower Hilltop	Core	Hole lost at 488 m
iRH23-08	Blackjack	Core	Assays Pending
iRH23-09	CRD Breccia	Core	563.9	582.2	18.3	3.5	11.1	-	6.7	-
Including	CRD Breccia	Core	563.9	568.5	4.6	3.9	19.7	-	13.0	-
And	Ruby Deeps	Core	585.2	591.0	5.8	9.9	-	-	-	-
iRH23-10	East Hilltop	Core	247.0	276.8	29.7	0.9	52.6	1.1	0.5	-
And	East Hilltop	Core	306.4	319.8	13.4	0.6	165.6	6.6	6.7	0.1
Including	East Hilltop	Core	306.4	314.9	8.4	0.5	226.1	10.0	9.7	0.1
And	East Hilltop	Core	350.5	351.4	0.9	3.2	366.0	10.2	19.8	0.4
And	East Hilltop	Core	361.3	363.6	2.3	2.1	180.0	7.3	0.3	-
And	East Hilltop	Core	367.7	370.0	2.3	0.3	63.0	1.6	13.9	-

UTM	Drillhole ID	East m	North m	Elevation m	Azimuth	Dip
NAD83 Zone 11	iRH22-69	587521	4375190	1995	032	-48
	iRH22-69A	587521	4375190	1995	032	-48
	iRH22-71	587443	4375784	1962	254	-49
	iRH22-74	587315	4375487	1986	090	-50
	iRH23-01	587386	4375284	1986	130	-80
	iRH22-02	587524	4375156	1994	090	-60
	iRH22-03	587390	4375287	1986	075	-50
	iRH22-04A	586762	4375330	1984	085	-63
	iRH22-05	587524	4375158	1995	090	-60
	iRH22-06	587388	4375282	1986	160	-55
	iRH22-07	587381	4375291	1986	080	-82
	iRH22-08	587939	4376068	1954	194	-49
	iRH22-09	586992	4375431	1987	075	-75
	iRH22-10	587524	4375154	1994	090	-67

Figure 2 - Long Section - Hilltop Fault Structure (CNW Group/i-80 Gold Corp)

The 2023 program will also test several priority geophysical targets identified on the Property.  The ongoing infill and step-out drill program will aide in the advancement of the Company's plan to develop an underground mine at Ruby Hill, accessed via ramp from the Archimedes open pit. Following the 2023 program, an updated mineral resource estimate is planned that will include initial estimates for the polymetallic deposits followed by economic studies.

It is expected that refractory gold mineralization from the planned underground operation at Ruby Hill will be trucked to the Company's Lone Tree facility, once operational, and plans are being advanced for the potential processing of polymetallic mineralization on-site at the existing Ruby Hill plant. The Company is currently completing additional work regarding a possible retrofit of the existing Ruby Hill processing plant to a floatation plant that would recover base and precious metals. The existing permitted infrastructure at Ruby Hill is expected to reduce not only the permitting timeline normally associated with mine construction, but also the expected capital cost associated with mine development.

The Ruby Hill Property is one of the Company's primary assets and is host to the core processing infrastructure within the Eureka District of the Battle Mountain-Eureka Trend including a currently idle processing plant and an active heap leach facility. The Property is host to multiple gold, gold-silver and poly-metallic (base metal) deposits collectively representing one of the largest development-stage projects in Nevada.

Please click here for further information on abbreviations and conversions referenced in this press release.

QAQC Procedures

All samples were submitted to either American Assay Laboratories (AAL) or ALS Minerals (ALS) both of Sparks, NV, which are ISO 9001 and 17025 certified and accredited laboratories, independent of the Company. Samples submitted through AAL and ALS are run through standard prep methods and analysed using Au-AA23 (ALS) or FA-PB30-ICP (AAL) (Au; 30g fire assay for both) and ME-ICP61a (35 element suite; 0.4g 4 acid/ICP-AES) for ALS and IO-4AB32 (35 element suite; 0.5g 4-acid ICP-OES+MS) for AAL. Both AAL and ALS also undertakes their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration. i-80 Gold Corp's QA/QC program includes regular insertion of CRM standards, duplicates, and blanks into the sample stream with a stringent review of all results.

Qualified Person

Tyler Hill, CPG-12146, Chief Geologist at i-80 is the Qualified Person for the information contained in this press release and is a Qualified Person within the meaning of National Instrument 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a well-financed, Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company's advanced-stage property portfolio with processing at i-80's centralized milling facilities. i-80 Gold's common shares are listed on the TSX and the NYSE American under the trading symbol IAU:TSX and IAUX:NYSE. Further information about i-80 Gold's portfolio of assets and long-term growth strategy is available at www.i80gold.com or by email at info@i80gold.com.

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws, including but not limited to, the expansion or mineral resources at Ruby Hill and the potential of the Ruby Hill project. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.

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SOURCE i-80 Gold Corp

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%CIK: 0001853962

For further information: Ewan Downie - CEO, Matt Gili - President & COO, Matthew Gollat - Executive Vice-President, 1.866.525.6450, Info@i80gold.com, www.i80gold.com

CO: i-80 Gold Corp

CNW 06:00e 25-APR-23